SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 24, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated November 24, 2015,  the Company affirms the accuracy of (i) its consolidated financial statements as of and for its fiscal year ended June 30, 2015 which were audited by Price Waterhouse & Co S.R.L. and (ii) its unaudited consolidated financial statements as of and for the three-month period ended September 30, 2015.  IRSA's audited annual and unaudited quarterly consolidated financial statements were prepared in accordance with IFRS.

For the reasons summarized below, and in accordance with IFRS, IRSA did not consolidate IDBD in such financial statements.

At both June 30 and September 30, 2015, IRSA had an indirect 49% interest in IDBD.  On June 30, 2015 and September 30, 2015, IFISA held an interest of 37.39% and 36.76%, respectively, in Cresud, which on both dates held a 64.3% interest in IRSA. Additionally, IFISA held an interest of 17.7% in IDBD on both dates. At both June 30 and September 30, 2015, IRSA, IFISA and Mr. Mordechai Ben-Moshe ("MBM") were parties to a joint control agreement (the "Joint Control Agreement") with respect to their respective investments in IDBD. Therefore, IRSA did not have effective control over IBDB on either of such dates.  For this reason, and in accordance with IFRS, IRSA did not consolidate IDBD in its annual or most recent unaudited quarterly consolidated financial statements.

On October 11, 2015, IFISA (not IRSA) acquired shares representing an additional 14% of IDBD, and on such date the Joint Control Agreement was terminated.  Due to the October 11 termination of the Joint Control Agreement, IRSA is currently assessing whether or not it should begin to consolidate IBDB commencing on the date as of which the Elsztain group (i.e., IFISA, IRSA and related companies) obtained effective control over IDBD.  No conclusion has been reached yet.

On October 9, 2015, IRSA filed with the SEC a request for a waiver of the provisions of Rule 3-09 of Regulation S-X which would require IRSA to include in its annual report on Form 20-F the separate financial statements of IDBD as of and for the year ended December 31, 2014 audited in accordance with US GAAS.  IRSA filed this waiver request because IDBD does not have US GAAS financial statements, and IRSA believes that their preparation would take time and would impose an undue economic burden on IRSA.  This issue is unrelated to IRSA’s consolidation analysis.  IRSA has no reason to believe that the SEC is conducting any kind of investigation with respect to IRSA's financial statements or otherwise.

It should be noted that IDBD's audited consolidated financial statements for the year ended December 31, 2014 and its unaudited consolidated financial statements as of and for the six-month period ended June 30, 2015 were prepared in accordance with IFRS, audited under Israel GAAS by KPMG, and are publicly available on IDBD's website.

All of IDBD's Debt is Non-Recourse to IRSA.

Irrespective of whether IRSA consolidates IDBD's indebtedness in its future financial statements, none of such  indebtedness is guaranteed by IRSA or secured by any of IRSA's assets.  All of IDBD's indebtedness is non-recourse to IRSA.

IRSA Has Complied with its Debt Covenants.

IRSA’s outstanding indebtedness includes its local bonds, its US$150 million Notes due 2017 and its US$150 million Notes due 2020.  IRSA’s debt instruments contain certain incurrence (not maintenance) covenants that limit the incurrence of indebtedness. IRSA has carefully reviewed all its debt agreements and believes that it is in compliance with all applicable covenants and, assuming no increase in IRSA’s shareholding in IDBD, will remain in compliance even if it consolidates IDBD in its future financial statements.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 24, 2015